Exhibit 99.1

Cabbacis Common Stock Listed on OTCQB Venture Market

November 6, 2024

Niagara Falls, New York (BUSINESS WIRE) Cabbacis (OTCQB: CABI), a U.S. federally-licensed tobacco product manufacturer and plant biotech company focused on tobacco harm-reduction products, is pleased to announce that its common stock has been approved for listing on the OTCQB. The stock will trade under the symbol CABI.

The OTCQB is a trading platform operated by the OTC Markets Group, and the OTCQB Venture Market is for entrepreneurial and development stage companies. OTC Markets Group operates financial markets for more than 12,000 U.S. and global securities.

This achievement is an important milestone for the Company and its investors. Joseph Pandolfino, the Company’s CEO, affirmed, “Trading on OTCQB is expected to provide increased liquidity and transparency for Cabbacis shareholders and potential investors. We also believe that the OTC Markets platform will facilitate the Company’s access to a wider reach of potential investors and other interested stakeholders.”

About Cabbacis

Cabbacis is committed to developing and commercializing reduced-nicotine cigarettes and vaporizer pods. Both types of products in development are predominately tobacco and include hemp. The Company stands ready to also move forward with reduced-nicotine tobacco cigarettes and little cigars without hemp.

Reduced-nicotine cigarettes without hemp have been evaluated in dozens of independent studies and contain about 95 percent less nicotine than conventional cigarettes. Results demonstrate, as reviewed in Donny and White 2022, that subjects smoked fewer cigarettes per day, reduced their nicotine dependence and exposure, doubled their quit attempts, and/or increased their number of smoke-free days. The Company believes including hemp flower into reduced-nicotine cigarettes improves sensory characteristics and may potentially improve effectiveness due to the presence of non-THC cannabinoids.

The worldwide patent portfolio of Cabbacis LLC includes 32 issued patents and various pending patent applications across the United States, Europe, China, India, Japan, Indonesia, Russia, South Korea, Canada, Australia, New Zealand, Mexico, Brazil and other countries – where approximately two-thirds of the world’s smokers reside. Cabbacis holds 6 U.S. patents. Cabbacis LLC is a wholly-owned subsidiary of Cabbacis Inc.

To learn more about Cabbacis, please visit www.cabbacis.com.

Media Contact

Tracy Witman
support@cabbacis.com

Source: Cabbacis Inc

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the federal securities law. All statements other than statements of historical or current facts made in this document are forward-looking. We identify forward-looking statements in this document by using words or phrases such as “anticipate,” “believe,” “consider,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “likely,” “may,” “objective,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” and similar words or phrases and their negatives. Forward-looking statements reflect our current expectations and are inherently uncertain. Actual outcomes or results could differ materially for a variety of reasons. Factors that could cause actual results to differ materially are described in “Risk Factors” in our Regulation A Offering Circular filed with the SEC and in our Annual Report on Form 1-K for the period ended December 31, 2023 filed with the SEC. We undertake no responsibility to publicly update or revise any forward-looking statement except as required by applicable law.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state or jurisdiction.